Exhibit 99.35

May 20, 2015

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick’s Financial and Consumer Services Commission

Office of the Superintendent of Securities Services Newfoundland and Labrador

Nova Scotia Securities Commission

Prince Edward Island’s Office of the Superintendent of Securities

Autorité des marchés financiers (Quebec)

Financial and Consumer Affairs Authority of Saskatchewan

Collins Barrow Toronto LLP, Chartered Accountants

Dear Sirs/Madames:

We have read the statements made by Concordia Healthcare Corp. in the attached copy of change of auditor notice dated May 15, 2015, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated May 15, 2015.

Yours very truly,

Ross Sinclair

Partner

Audit and Assurance

RS:chk

Encls.

cc:	Board of Directors of Concordia Healthcare Corp.

Mark Thompson, President and Chief Executive Officer

Leith Tessy, Chief Financial Officer and Secretary Treasurer